UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 001-33722
Longtop Financial Technologies Limited
(Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Longtop Financial Technologies Limited
FORM 6-K
EXPLANATORY STATEMENT
We, Longtop Financial Technologies Limited, have prepared this report on Form 6-K to provide the following information:
•	an update of certain developments in our business since the end of our fiscal year ended March 31, 2009; and

•	certain unaudited condensed consolidated financial information for the three and six months ended September 30, 2009.
Unless the context requires otherwise, when used in this report on Form 6-K, (1) “Longtop,” “we,” “us,” “our company,” and “our” refer to Longtop Financial Technologies Limited, its predecessor and its subsidiaries and affiliated entities; (2) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (3) “shares” or “ordinary shares” refers to our ordinary shares par value US$0.01 per share; (4) “Renminbi” or “RMB” refers to the legal currency of China; and (5) “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. In addition, from time to time we or our representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in various filings that we make with the Securities and Exchange Commission or press releases or oral statements made by or with the approval of one of our authorized executive officers. Any projections we make are based on limited information currently available to us, which is subject to change. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, growth of the financial services industry in China; the amount and seasonality of IT spending by banks and other financial services companies; competition and potential pricing pressures; our revenue growth and solution and service mix; our ability to successfully develop, introduce and market new solutions and services; our ability to effectively manage our operating costs and expenses; our reliance on a limited number of customers that account for a high percentage of our revenues; a possible future shortage or limited availability of employees; general economic and business conditions; the volatility of our operating results and financial condition; our ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in our filings with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements contained in this report on Form 6-K, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this report on Form 6-K.

RECENT DEVELOPMENTS
Acquisition Strategy; Potential Acquisition
In recent years, we have completed several acquisitions to expand our customer base in both the banking and insurance sectors, improve our business intelligence, professional testing and insurance services and products and expand our ATM maintenance business. As our business has grown and we seek to further broaden our solutions offerings and customer base and to enter new markets, we have begun to consider larger acquisitions, which individually or in the aggregate could equal or exceed the net proceeds from this offering. We may also seek overseas acquisitions in the financial services IT market. Currently, we are in negotiations to acquire a company located in China offering banking software solutions and services. This potential transaction is subject to completion of customary due diligence and negotiation of definitive documentation.
Renovation of and Relocation to New Building in Xiamen
During the six months ended September 30, 2009, we continued the renovation of and relocation to the new office building we acquired in Xiamen.
Issuance of Restricted Share Units (RSUs)
In July and November 2009, our Compensation Committee approved the grant of 76,000 RSUs and 590,400 RSUs, respectively. These RSUs were broadly granted to our employees, vest over a four or five-year period, and represent the right to receive ordinary shares upon vesting.
Unaudited Financial Results for the Three and the Six Months Ended September 30, 2009
On November 16, 2009, we announced unaudited financial results for the three months ended September 30, 2009, which is the second quarter of our fiscal year ending March 31, 2010.
The following table sets forth the revenues generated by each of the two primary sources of our revenues for the three and six months ended September 30, 2008 and 2009:
Revenue
2009 Q2 and 2010 Q2 Revenue — US$000s

	Three months ended			Six months ended
	September 30,	September 30,		September 30,	September 30,
	2008	2009	% Change	2008	2009	% Change
Software Development	$23,583	$36,995	56.9%	$39,652	$61,712	55.6%
Other Services	$4,605	$5,839	26.8%	$7,864	$9,615	22.3%

Total Revenue	$28,188	$42,834	52.0%	$47,516	$71,327	50.1%

Total revenues for the three months ended September 30, 2009, were US$42.8 million, an increase of 52.0% from US$28.2 million for the three months ended September 30, 2008. Total revenues for the six months ended September 30, 2009, were US$71.3 million, an increase of 50.1% from US$47.5 million for the six months ended September 30, 2008. Software development revenues, which were 86.4% and 86.5%, respectively, of total revenues for the three and six months ended September 30, 2009, amounted to US$37.0 million and US$61.7 million, respectively, representing year-on-year increases of 56.9% and 55.6%, respectively.

Set forth below is a review of our software development revenue based upon customer type, solution type and development methodology type:
Software Development Revenue by customer type — US$000s

	Three months ended			Six months ended
	September 30,	September 30,		September 30,	September 30,
	2008	2009	% Change	2008	2009	% Change
Big Four Banks	11,862	17,793	50.0%	21,028	28,808	37.0%
Other Banks	8,672	12,477	43.9%	13,922	21,874	57.1%
Insurance	2,283	5,181	126.9%	3,169	7,886	148.8%
Enterprises	766	1,544	101.6%	1,533	3,144	105.1%

Total	23,583	36,995	56.9%	39,652	61,712	55.6%

Software development revenue from the Big Four Banks for the three months ended September 30, 2008 and 2009 was US$11.9 million and US$17.8 million, respectively, representing an increase of 50.0% year-on-year. These results reflect (i) strong demand from two of our three Big Four Bank customers and (ii) decreased IT spending by the Big Four Banks during the three months ended September 30, 2008 as they were required to suspend implementation of any new IT projects ahead of the Beijing Olympics held in August 2008. Big Four Banks accounted for 48.1% of software development revenues for the three months ended September 30, 2009, a decrease from 50.3% in the same three months in 2008, while Other Banks accounted for 33.7% of software development revenues for the three months ended September 30, 2009, a decrease from 36.8% in the same period in 2008. Software development revenues from the Big Four Banks in the quarter ended December 31, 2008, particularly early in the quarter, benefited from the resumption of previously suspended IT implementation projects following completion of the 2008 Beijing Olympics.
Software development revenue from the Big Four Banks for the six months ended September 30, 2008 and 2009 was US$21.0 million and US$28.8 million, respectively, representing an increase of 37.0% year-on-year, reflecting (i) strong demand from two of our three Big Four Bank customers and (ii) decreased Big Four Bank spending ahead of the 2008 Beijing Olympics. Big Four Banks accounted for 46.7% of software development revenues for the six months ended September 30, 2009, a decrease from 53.0% in the same period in 2008, while Other Banks accounted for 35.4% of software development revenues for the six months ended September 30, 2009, an increase from 35.1% in the same period in 2008.
Software development revenue from Insurance benefited from our acquisition of Sysnet, an IT services provider focused on China’s insurance industry. We acquired control of Sysnet’s business and all of Sysnet’s assets effective June 1, 2009. In the three and six months ended September 30, 2009, the Sysnet acquisition contributed software development revenues of $1.7 million and $1.9 million, respectively.
Software Development Revenue by solution type US$000s

	Three months ended			Six months ended
	September 30,	September 30,	% Change	September 30,	September 30,	% Change
	2008	2009	(Decrease)	2008	2009	(Decrease)
Channel	2,923	3,511	20.1%	5,265	6,446	22.4%
Core Banking	4,695	7,015	49.4%	7,704	10,555	37.0%
Management	9,118	14,163	55.3%	14,790	22,684	53.4%
Business Intelligence	6,753	12,255	81.5%	11,736	21,943	87.0%
Others	94	51	(45.7%)	157	84	(46.5%)

Total	23,583	36,995	56.9%	39,652	61,712	55.6%

Software Development Revenue by Solution Type as a Percentage of Total Software Development Revenue

	Three months ended			Six months ended
	September 30,	September 30,	Change	September 30,	September 30,	Change
	2008	2009	(Decrease)	2008	2009	(Decrease)
Channel	12.4%	9.5%	(2.9%)	13.3%	10.4%	(2.9%)
Core Banking	19.9%	19.0%	(0.9%)	19.4%	17.1%	(2.3%)
Management	38.7%	38.3%	(0.4%)	37.3%	36.8%	(0.5%)
Business Intelligence	28.6%	33.1%	4.5%	29.6%	35.6%	6.0%
Others	0.4%	0.1%	(0.3%)	0.4%	0.1%	(0.3%)

Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

Our software solutions can be broadly classified as: “channel,” “core banking,” “management,” “business intelligence” and “others.” Increases are related primarily to growth in both management solutions and business intelligence revenues. Our business intelligence solutions revenues grew 81.5% and 87.0%, respectively, to US$12.3 million and US$21.9 million, respectively, from US$6.8 million and US$11.7 million, respectively, in the corresponding year ago periods. Demand for business intelligence solutions was driven by our customers building out data warehouses and business intelligence applications to conduct business and decision-making analysis in order to better understand their customers’ behavior and the effectiveness of their marketing campaigns, and to obtain more accurate and timely information to manage their business.
As our clients sought to improve their internal systems such as office automation, risk management, human resource management, and content management, our management solutions revenues grew 55.3% and 53.4%, respectively, for the three and six months ended September 30, 2009, to US$14.2 million and US$22.7 million, respectively, from US$9.1 million and US$14.8 million, respectively, in the corresponding year ago periods.
Software Development Revenue by development methodology — US$000s

	Three months ended			Six months ended
	September 30,	September 30,		September 30,	September 30,
	2008	2009	% Change	2008	2009	% Change
Customized	16,781	23,472	39.9%	26,853	39,164	45.8%
Standardized and Maintenance	6,802	13,523	98.8%	12,799	22,548	76.2%

Total	23,583	36,995	56.9%	39,652	61,712	55.6%

Software Development Revenue by development methodology as a percentage of Total Software Development Revenue

	Three months ended			Six months ended
	September 30,	September 30,	Change	September 30,	September 30,	Change
	2008	2009	(Decrease)	2008	2009	(Decrease)
Customized	71.2%	63.4%	(7.8%)	67.7%	63.5%	(4.2%)
Standardized and Maintenance	28.8%	36.6%	7.8%	32.3%	36.5%	4.2%

Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

In recent periods, Customized Solutions have generally accounted for an increased percentage of our software development revenues due to numerous factors, including our Business Intelligence Solutions growth, expansion in the Insurance sector, and sales to Other Bank customers which purchased a higher percentage of customized solutions. However, as a percentage of total software development revenues, Standardized and Maintenance revenues increased in comparison to Customized revenues as the Big Four Banks were required to suspend implementation of any new IT projects ahead of the Beijing Olympics. In contrast to continuation of customized software implementation efforts, implementation of standardized software solutions was viewed as implementation of a new project and prohibited ahead of the Olympics, resulting in lower overall Standardized and Maintenance revenue in the three and six months ended September 30, 2008. Compared to the three and six months ended September 30, 2008, our customized software solution revenues for the three and six months ended September 30, 2009 grew 39.9% and 45.8%, respectively, from US$16.8 million and US$26.9 million, respectively in the corresponding year ago periods, to US$23.5 million and US$39.2 million, respectively, for the three and six months ended September 30, 2009.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2009	2008	2009
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$23,583	$36,995	$39,652	$61,712
Other services	4,605	5,839	7,864	9,615

Total revenues	28,188	42,834	47,516	71,327

Cost of revenues:
Software development	5,962	10,825	11,770	19,144
Other services	2,541	3,767	3,746	7,141

Total cost of revenues	8,503	14,592	15,516	26,285

Gross profit	19,685	28,242	32,000	45,042

Operating expenses:
Research and development	1,204	1,962	2,313	3,479
Sales and marketing	2,616	5,304	4,408	8,563
General and administrative	2,339	2,734	4,436	5,500

Total operating expenses	6,159	10,000	11,157	17,542

Income from operations	13,526	18,242	20,843	27,500

Other income (expenses):
Interest income	1,609	992	3,516	2,000
Interest expense	(25)	(178)	(292)	(194)
Other income (expense), net	717	220	(295)	305

Total other income	2,301	1,034	2,929	2,111

Income before income tax expense	15,827	19,276	23,772	29,611
Income tax expense	(1,630)	(367)	(3,488)	(2,318)

Net income	14,197	18,909	20,284	27,293

Includes share-based compensation related to:
Cost of revenues software development	$419	$485	$779	$923
Cost of revenues other services	63	69	122	138
General and administrative expenses	473	419	945	859
Sales and marketing expenses	371	452	713	880
Research and development expenses	102	103	183	203

Cost of Revenue
Software development costs consist of design, implementation, delivery and maintenance costs of our software solutions and intangibles, amortization related to our software development revenues. Software development costs are primarily headcount-related costs, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our development staff, and overhead costs allocated based on headcount.
Gross Margin

	Three months ended			Six months ended
	September 30,	September 30,	Change	September 30,	September 30,	Change
	2008	2009	(Decrease)	2008	2009	(Decrease)
Software Development Gross Margin %	74.7%	70.7%	(4.0%)	70.3%	69.0%	(1.3%)
Other Services Gross Margin %	44.8%	35.5%	(9.3%)	52.4%	25.7%	(26.7%)
Total Gross Margin %	69.8%	65.9%	(3.9%)	67.3%	63.1%	(4.2%)
Software development gross margin for the three months ended September 30, 2009 was 70.7% compared to 74.7% in the same prior year period, due primarily to our Sysnet acquisition, which has lower gross margins. Software development gross margin for the six months ended September 30, 2009 of 69.0%, was largely unchanged from the year ago period of 70.3% with the slight decline due to the Sysnet acquisition. Other Services Gross Margin for three and six months ended September 30, 2009 declined to 35.5% and 25.7%, respectively, from 44.8% and 52.4% in corresponding year ago periods, primarily due to investment in additional headcount and a higher mix of lower gross margin ATM revenues resulting from our acquisition during the 2009 fiscal year of Huayuchang, a provider of ATM maintenance services.
Operating Expenses
Research and Development Expenses include expenses related to our research and development center and supporting departments that are not otherwise attributed to software development. They are primarily headcount-related expenses, including payroll, employee benefits, bonuses, travel and entertainment and share-based compensation to our research and development staff, and overhead costs allocated based on headcount. Allocated overhead to research & development primarily includes office rental, communication costs and depreciation. We also incur expenses for training our research and development staff and for professional fees of consultants in connection with our research and development activities. We generally expense research and development costs when incurred. Our research and development expenses increased by 63.0% and 50.4%, respectively, for the three and six months ended September 30, 2009, from US$1.2 million and US$2.3 million, respectively, to US$2.0 million and US$3.5 million, respectively, in the corresponding year ago periods, as a result of additional headcount-related costs as we expanded our investment in research and development organically and through the Sysnet acquisition.
Sales and Marketing Expenses include headcount-related expenses, allowance for doubtful accounts and, to a lesser extent, third-party advertising and promotional expenses related to our sales and marketing functions. As we do not undertake significant advertising or promotional activities, these expenses are primarily headcount-related expenses that include payroll, employee benefits, commissions paid to our employees, travel and entertainment, share-based compensation to our sales and marketing staff and overhead costs that are allocated based on headcount. Allocated overhead to sales & marketing primarily includes office rental, communication costs and depreciation. Our sales and marketing expenses increased by 102.8% and 94.3%, respectively, for the three and six month ended September 30, 2009, from US$2.6 million and US$4.4 million, respectively, to US$5.3 million and US$8.6 million, respectively, in the corresponding year ago periods.

General and administrative expenses primarily include costs related to our finance, legal, human resources and executive office functions, gains or losses on fixed assets and provisions for other receivables less government subsidies directly related to our operating expenses. These departmental costs are primarily professional fees and expenses related to headcount. Headcount-related expenses include payroll, bonuses, employee benefits, share-based compensation, travel and entertainment and overhead costs that are allocated based on headcount. Allocated overhead to general & administrative primarily includes office rental, communication costs and depreciation. Our general and administrative expenses increased by 16.9% and 24.0%, respectively, for the three and six months ended September 30, 2009, to US$2.7 million and US$5.5 million, respectively, from US$2.3 million and US$4.4 million, respectively, for the corresponding year ago periods.
Operating Income and Net Income
As a result of the foregoing, we had operating income of US$18.2 million and US$27.5 million for the three and six months ended September 30, 2009, respectively, and net income of US$18.9 million and US$27.3 million for the three and six months ended September 30, 2009.
Cash Flow From Operations
Our cash flow from operations for the three and six months ended September 30, 2009 was US$18.8 million and US$10.9 million, respectively.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2009	2009
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash and cash equivalents	$238,295	$226,430
Restricted cash	463	536
Accounts receivable, net	29,861	56,384
Inventories	4,982	4,520
Amounts due from related parties	682	1,268
Deferred tax assets	979	1,016
Other current assets	4,712	12,041

Total current assets	279,974	302,195

Fixed assets, net	14,858	26,169
Prepaid land use right	5,167	5,117
Intangible assets, net	11,526	27,193
Goodwill	24,837	38,531
Deferred tax assets	1,479	1,479
Other assets	632	450

Total assets	$338,473	$401,134

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$486	$4,709
Accounts payable	3,299	9,436
Deferred revenue	16,010	19,001
Amounts due to related parties	17	77
Deferred tax liabilities	867	935
Accrued and other current liabilities	23,810	31,808

Total current liabilities	44,489	65,966

Long-term liabilities:
Obligations under capital leases, net of current portion	98	—
Deferred tax liabilities	1,242	5,554
Other non-current liabilities	286	3,620

Total liabilities	46,115	75,140

Shareholders’ equity	292,358	325,994

Total liabilities and shareholders’ equity	$338,473	$401,134

Cash and Cash Equivalents
Cash and cash equivalents decreased from US$238.3 million as of March 31, 2009 to US$226.4 million as of September 30, 2009, primarily as result of the Sysnet acquisition and renovations to our new office building in Xiamen.
Accounts Receivable
Accounts receivable increased from US$29.9 million as of March 31, 2009 to US$56.4 million at September 30, 2009, primarily due to increased sales levels and to an increase in days sales outstanding as our cash collection is heavily weighted to the later part of our fiscal year end.
Fixed Assets; Intangible Assets; Goodwill
The increases in fixed assets, intangibles and goodwill as of September 30, 2009 compared to March 31, 2009 reflect primarily the Sysnet acquisition and renovations to our new office building in Xiamen.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 16, 2009	LONGTOP FINANCIAL TECHNOLOGIES LIMITED
	By:	/s/ Derek Palaschuk
		Name:	Derek Palaschuk
		Title:	Chief Financial Officer